UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2*)

                          Harrah's Entertainment, Inc.
                          ----------------------------

                                     Common
                              --------------------
                         (Title of Class of Securities)

                                    413619107
                               -------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement . / / (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 7)
                                       -    -

 CUSIP No. 413619107                      13G                        Page 2 of 7


--------------------------------------------------------------------------------
   1   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Trustees of the Harrah's Entertainment, Inc. Savings and Retirement Plan 62-1412645
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group  (a)     N/A

                                                         (b)     N/A

--------------------------------------------------------------------------------
   3   SEC Use Only



--------------------------------------------------------------------------------
   4   Citizenship or Place of Organization

       Trust organized under the laws of Tennessee

--------------------------------------------------------------------------------
                 5   Sole Voting Power
   Number Of
                     6,517,826      See Exhibit A
                ----------------------------------------------------------------
     Shares      6   Shared Voting Power
  Beneficially
    Owned By         0              See Exhibit A
                ----------------------------------------------------------------
      Each       7   Sole Dispositive Power
   Reporting
     Person          0              See Exhibit A
                ----------------------------------------------------------------
      With       8   Shared Dispositive Power

                     0              See Exhibit A
--------------------------------------------------------------------------------
   9   Aggregate Amount Beneficially Owned by Each Reporting Person

       6,517,826 shares
--------------------------------------------------------------------------------
  10   Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*


--------------------------------------------------------------------------------
  11   Percent of Class Represented By Amount in Row 9

       6.3%
--------------------------------------------------------------------------------
  12   Type of Reporting Person*

       EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G
                    Under the Securities Exchange Act of 1934


Item 1(a)      Name of Issuer

               Harrah's Entertainment, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices

               1023 Cherry Road
               Memphis, TN  38117

Item 2(a)      Name of Person Filing

               Trustees of the Harrah's Entertainment, Inc.
               Savings and Retirement Plan (formerly known as The Promus Companies Incorporated Savings and Retirement Plan --
               See Exhibit B)

Item 2(b)      Address of Principal Business Office or Residence

               1023 Cherry Road
               Memphis, TN  38117

Item 2(c)      Citizenship

               Trust organized under the laws of Tennessee

Item 2(d)      Title of Class of Securities

               Common

Item 2(3)      CUSIP Number

               413619107

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G
                    Under the Securities Exchange Act of 1934


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

          (a)  (   )     Broker or Dealer registered under Section 15 of the Act
          (b)  (   )     Bank as defined in Section 3(a)(6) of the Act
          (c)  (   )     Insurance Company as defined in Section 3(a)(19) of
                         the Act
          (d)  (   )     Investment Company registered under Section 8 of the
                         Investment Company Act
          (e)  (   )     Investment Adviser registered under Section 203 of
                         the Investment Advisers Act of 1940
          (f)  ( X )     Employee Benefit Plan, Pension Fund which is subject to
                         the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see Sec.
                         240.13d-1(b)(1)(ii)(F)
          (g)  (   )     Parent Holding Company, in accordance with
                         Sec. 240.13d-1(b)(ii)(G)  (Note:  See Item 7)
          (h)  (   )     Group, in accordance with Sec. 240.13d-1(b)(ii)(H)


Item 4    Ownership

          (a)  Amount Beneficially Owned

               6,517,826 shares

          (b)  Percent of Class

               6.3%

          (c)  Number of shares as to which such person has

               (i)    sole power to vote or to direct the vote:    6,517,826
               (ii)   shared power to vote or to direct the vote: 0
               (iii)  sole power to dispose or to direct the disposition of: 0
               (iv)   shared power to dispose or to direct the disposition of: 0

               See Exhibit A.

Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the securities, check the following  (   ).

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G
                    Under the Securities Exchange Act of 1934




Item 6    Ownership of More than Five Percent on Behalf of Another Person

                                  See Exhibit A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                  Not Applicable

Item 8    Identification and Classification of Members of the Group

                                  Not Applicable

Item 9    Notice of Dissolution of Group

                                  Not Applicable

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effects.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.


February 8, 1996
-----------------------------
Date

/s/ Neil F. Barnhart
--------------------------------
Signature

Neil F. Barnhart, Authorized Trustee
------------------------------------
Name/Title

                                                  Exhibit A



ITEM 4 - OWNERSHIP
------------------

     The participants in the Harrah's Entertainment, Inc. Savings and Retirement Plan have the right to direct the disposition of the securities held in their accounts by changing their investment elections and withdrawing or borrowing funds from their accounts pursuant to the terms of the Plan. No one participant has such rights with respect to more than 5% of the security class.

     The trustees of the Plan have sole voting rights for the securities held by the Plan, except that each participant in the Plan has the right, to the extent of shares of Company common stock allocated to his or her account in the Harrah's Entertainment Stock Fund of the Plan (including vested and unvested amounts), to direct the trustees in writing as to how to respond to a solicitation of proxies opposed by management of the Company.

     The trustees of the Plan are Neil F. Barnhart, Laurance B. Lacaff, Charles
A. Ledsinger, Jr., Ben C. Peternell, Michael N. Regan and Timothy J. Wilmott.





                                                  Exhibit B


Item 2(a) - Name of Person Filing
---------------------------------

     By a Plan Amendment dated as of October 27, 1995, the name of the Plan was changed from The Promus Companies Incorporated Savings and Retirement Plan to the Harrah's Entertainment, Inc. Savings and Retirement Plan.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                            CERTIFICATE OF SECRETARY
                            ------------------------


     I, Vincent G. De Young, the duly authorized and acting Secretary of the

Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan"), do hereby certify that the following resolution was duly adopted by the Trustees of the

Plan on February 4th, 1994 and that said resolution is in full force and effect as of the date hereof:

     RESOLVED, that Neil F. Barnhart, Michael N. Regan, Charles A. Ledsinger, Jr. or Ben C. Peternell be, and each such trustee hereby is, authorized to execute, on behalf of the Plan and on behalf of the trustees of the Plan, any document, report, statement or schedule that is required to be filed, or that any such trustee deems appropriate to be filed, with any governmental agency including, without limitation, documents filed with the Securities and Exchange Commission including Schedule 13G's and other SEC documents, the Department of Labor, and the Internal Revenue Service.

     WITNESS MY SIGNATURE this 8th day of February, 1996.



                                   /s/ Vincent G. De Young
                                   ----------------------------------
                                   Vincent G. De Young, Secretary
                                   Harrah's Entertainment, Inc.
                                   Savings and Retirement Plan